SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 9 September 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland
Issue of Debt

9 September 2005

Bank of Ireland has mandated Bank of Montreal, London and Merrill Lynch, International to lead manage a benchmark fixed/floating rate Canadian Dollar Lower Tier Two issue. The deal will be launched in the near future, subject to market conditions.
Stabilisation in accordance with article 9(2) of Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

Enquiries:

Brian Kealy, Head of Capital Management 0035386 - 6089629

Geraldine Deighan, Head of Investor Relations 003531 -6043501

Dan Loughrey, Head of Group Corporate Communications 003531 - 6043833






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 9 September 2005